UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of OCTOBER, 2005.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date:  OCTOBER 29, 2005                    /s/ Nick DeMare
     ------------------------------        -------------------------------------
                                           Nick DeMare,
                                           Director & CFO

--------------------------------------------------------------------------------



                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)


                          INTERIM FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)


--------------------------------------------------------------------------------

MANAGEMENT'S COMMENTS ON UNAUDITED
INTERIM FINANCIAL STATEMENTS


The accompanying unaudited interim financial statements of Centrasia Mining Corp. (FORMERLY BARADERO RESOURCES LIMITED) for the three months ended August 31, 2005 have been prepared by management and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                             INTERIM BALANCE SHEETS
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                     AUGUST 31,       MAY 31,
                                                       2005            2005
                                                         $               $
                                     ASSETS

CURRENT ASSETS

Cash                                                    389,631          32,417
Amounts receivable and prepaids                          15,566          26,149
                                                   ------------    ------------
                                                        405,197          58,566

ADVANCE TO 724 BC (Note 1)                              109,485          25,000

OTHER ASSETS                                                  -           2,628

DEFERRED ACQUISITION COSTS (Note 1)                      96,750               -
                                                   ------------    ------------
                                                        611,432          86,194
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                 20,715          21,675
Current portion of advances                                   -          16,355
                                                   ------------    ------------
                                                         20,715          38,030
SHARE SUBSCRIPTIONS RECEIVED (Note 3)                   628,000          70,000
                                                   ------------    ------------
                                                        648,715         108,030
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 3)                                1,865,558       1,825,453

CONTRIBUTED SURPLUS                                           -          18,255

DEFICIT                                              (1,902,841)     (1,865,544)
                                                   ------------    ------------
                                                        (37,283)        (21,836)
                                                   ------------    ------------
                                                        611,432          86,194
                                                   ============    ============




APPROVED BY THE DIRECTORS

/s/ DOUGLAS TURNBULL     , Director
-------------------------
/s/ NICK DEMARE          , Director
-------------------------


          The accompanying notes are an integral part of these interim financial statements.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                  INTERIM STATEMENTS OF OPERATIONS AND DEFICIT
                      FOR THE THREE MONTHS ENDED AUGUST 31
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                       2005            2004
                                                         $               $

EXPENSES

Accounting and administrative                            24,100          15,000
Audit                                                     2,625               -
Legal                                                         -             330
Office                                                    1,682             196
Shareholder costs                                           550              50
Regulatory fees                                           8,410              32
Transfer agent                                            1,216           1,538
                                                   ------------    ------------
                                                         38,583          17,146
                                                   ------------    ------------
LOSS BEFORE OTHER ITEMS                                 (38,583)        (17,146)
                                                   ------------    ------------
OTHER ITEMS

Gain on sale of other assets                              2,272           6,547
Interest and other income                                   481          14,918
Foreign exchange                                         (1,467)         (2,270)
                                                   ------------    ------------
                                                          1,286          19,195
                                                   ------------    ------------
INCOME (LOSS) FOR THE PERIOD                            (37,297)          2,049

DEFICIT - BEGINNING OF PERIOD                        (1,865,544)     (1,756,802)
                                                   ------------    ------------
DEFICIT - END OF PERIOD                              (1,902,841)     (1,754,753)
                                                   ============    ============


BASIC AND DILUTED EARNINGS (LOSS) PER SHARE              $(0.02)          $0.00
                                                   ============    ============
WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                         2,049,023       1,911,521
                                                   ============    ============



          The accompanying notes are an integral part of these interim financial statements.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                        INTERIM STATEMENTS OF CASH FLOWS
                      FOR THE THREE MONTHS ENDED AUGUST 31
                      (UNAUDITED - PREPARED BY MANAGEMENT)




                                                       2005            2004
                                                         $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Income (loss) for the period                            (37,297)          2,049
Adjustment for item not involving cash
     Gain on sale of other assets                        (2,272)         (6,547)
                                                   ------------    ------------
                                                        (39,569)         (4,498)
Decrease in amounts receivable and prepaids              10,583           1,848
Decrease in accounts payable and
     accrued liabilities                                   (960)         (1,705)
                                                   ------------    ------------
                                                        (29,946)         (4,355)
                                                   ------------    ------------
INVESTING ACTIVITIES

Advance to 724 BC                                       (84,485)              -
Proceeds on sale of other assets                          4,900           9,367
                                                   ------------    ------------
                                                        (79,585)          9,367
                                                   ------------    ------------
FINANCING ACTIVITIES

Deferred acquisition costs                              (96,750)              -
Issuance of common shares                                21,850               -
Share subscriptions received                            558,000               -
Repayment of advances                                   (16,355)         (4,548)
                                                   ------------    ------------
                                                        466,745          (4,548)
                                                   ------------    ------------
INCREASE IN CASH FOR THE PERIOD                         357,214             464

CASH - BEGINNING OF PERIOD                               32,417         100,921
                                                   ------------    ------------
CASH - END OF PERIOD                                    389,631         101,385
                                                   ============    ============


SUPPLEMENTARY CASH FLOW INFORMATION
                                                       2005            2004
                                                         $               $

Interest paid in cash                                       660               -
                                                   ============    ============
Income taxes paid in cash                                     -               -
                                                   ============    ============

          The accompanying notes are an integral part of these interim financial statements.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                      NOTES TO INTERIM FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)


1.       CHANGE OF NAME AND NATURE OF OPERATIONS

         On September 14, 2005, Baradero Resources Limited changed its name to Centrasia Mining Corp. (the "Company"). The Company was previously engaged in the acquisition, exploration, development and production of crude oil and natural gas reserves. During the 2004 fiscal year, the Company formally abandoned its oil and gas subsidiary and no longer holds any oil and gas interest. During the 2005 fiscal year the Company focused its efforts on identifying and assessing new business opportunities in the resource industry.

         On March 17, 2005, the Company entered into a letter agreement (the "Letter Agreement") with 0724000 B.C. Ltd. (FORMERLY CENTRASIA MINING CORP.) ("724 BC") and its shareholders (the "724 BC Shareholders"), pursuant to which the Company agreed to purchase all of the issued and outstanding common shares of 724 BC in exchange for common shares of the Company on a one-for-one basis (the "Acquisition"). 724 BC's share capital comprises 3,700,100 common shares issued and outstanding. The terms of the Letter Agreement were finalized by a share purchase agreement (the "Formal Agreement") dated July 25, 2005.

         724 BC is a private British Columbia company. 724 BC's principal asset is an agreement (the "Marsa Option") to acquire all of the issued and outstanding share capital of Bulakashu Mining Company Ltd. ("BMC"), a Kyrgyz limited liability company, from Marsa Gold Corp. ("Marsa"), also a privately owned Kyrgyz company. The sole asset of BMC is a license permitting the exploration of the Bulakashu Gold Property, located in the north central area of the Kyrgyz Republic. In order to exercise the Marsa Option in full 724 BC must make cash payments totalling US$120,000 and issue 1,025,000 common shares to Marsa, as well as provide advances to BMC or incur exploration expenditures on the Bulakashu Gold Property of $200,000 and US$2,200,000 (collectively the "Commitments"), on or before December 31, 2008. The Marsa Option provides for staged conversions of 724 BC's loans and advances to BMC into common shares of BMC at the end of each calendar year, beginning December 31, 2005. The Company has agreed to assume the share obligations of 724 BC under the Marsa Option upon completion of the Acquisition.

         The Company has also agreed to purchase an aggregate of $400,000 principal of indebtedness and the accrued interest on the indebtedness owed by 724 BC to its creditors (collectively the "724 BC Indebtedness"), in which the Company will issue 1,900,000 units (the "Centrasia Units") to holders of $380,000 of principal, 100,000 common shares to holders of $20,000 of principal and repay the accrued interest in cash. Each Centrasia Unit will consist of one common share of the Company and one warrant. Each warrant will entitle the holder to purchase an additional common share at a price of $0.40 per share for a period of two years from the date of issuance.

         The Company has agreed to issue 233,338 common shares as a finder's fee in connection with the Acquisition.

         The completion of the Acquisition and issuance of Company shares on purchase of the 724 BC Indebtedness will result in the 724 BC Shareholders holding the majority of the combined Company's issued and outstanding common shares. Accordingly, the Acquisition will be treated as a reverse takeover and the financial statements will be treated for accounting purposes as a reverse takeover and the financial statements will represent a continuation of the legal subsidiary, 724 BC, not the Company, the legal parent.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                      NOTES TO INTERIM FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)


1.       CHANGE OF NAME AND NATURE OF OPERATIONS (continued)

         As at August 31, 2005, the Company had advanced a total of $109,485 to 724 BC and incurred a total of $96,750 of costs relating to the Acquisition.

         On September 14, 2005, the Company completed all of the transactions contemplated under the Acquisition. See also Note 6.


2.       SIGNIFICANT ACCOUNTING POLICIES

         These interim financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim financial statements and accompanying notes. Actual results could differ from those estimates. These interim financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim financial statements should be read in conjunction with the most recent annual financial statements. The significant accounting policies follow that of the most recently reported annual financial statements.

         DEFERRED ACQUISITION COSTS

         Costs incurred relating to the Acquisition have been recorded as deferred acquisition costs. On completion of the Acquisition these costs will be recorded against share capital.

         COMPARATIVE FIGURES

         Certain of the 2004 figures have been reclassified to conform with the presentation used in the 2005 period.


3.       SHARE CAPITAL

         Authorized - unlimited common shares without par value

         Issued:                                          AUGUST 31, 2005                  MAY 31, 2005
                                                   ----------------------------    ----------------------------
                                                      NUMBER          AMOUNT          NUMBER          AMOUNT
                                                     OF SHARES           $           OF SHARES           $

         Balance, beginning of period                 1,986,523       1,825,453       1,911,523       1,751,878
                                                   ------------    ------------    ------------    ------------
         Issued during the period
         For cash
             Exercise of options                        115,000          21,850          75,000          14,250
         Reallocation from contributed
             surplus on exercise of options                   -          18,255               -          11,925
         Repayment of loan                                    -               -               -          47,400
                                                   ------------    ------------    ------------    ------------
                                                        115,000          40,105          75,000          73,575
                                                   ------------    ------------    ------------    ------------
         Balance, end of period                       2,101,523       1,865,558       1,986,523       1,825,453
                                                   ============    ============    ============    ============

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                      NOTES TO INTERIM FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)


3.       SHARE CAPITAL (continued)

         (a) A summary of the Company's options at August 31, 2005 and the changes for the three months ended August 31, 2005 is presented below:

                                                               2005
                                                   ----------------------------
                                                                     WEIGHTED
                                                                      AVERAGE
                                                       NUMBER        EXERCISE
                                                    OF OPTIONS         PRICE
                                                                         $

                  Balance, beginning of period          115,000        0.19
                  Exercised                            (115,000)       0.19
                                                   ------------
                  Balance, end of period                      -
                                                   ============

         (b) As at August 31, 2005, 290,439 shares are held in escrow and are being released at six months intervals over a period ending September 27, 2007.

         (c)      See also Notes 1 and 6.


4.       RELATED PARTY TRANSACTIONS

         (a) During the three months ended August 31, 2005, the Company was charged a total of $22,100 for accounting, administration, management and consulting services provided by a company controlled by a director of the Company. As at August 31, 2005, $4,466 remained unpaid and is included in accounts payable and accrued liabilities.

         (b) The Company has received ongoing advances from a private corporation owned a director of the Company. Commencing
                  December 31, 2004, the Company agreed to pay interest on the advances at an annual interest rate of Bank Montreal prime rate less 1%. Prior to December 1, 2004, no interest was charged on the advances. During the three months ended August 31, 2005, the Company repaid the $15,752 of advances and the $660 of accrued interest.


5.       SEGMENTED INFORMATION

         As at August 31, 2005, the Company only holds corporate assets in Canada.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                      NOTES TO INTERIM FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)

6.       SUBSEQUENT EVENTS

         (a) On September 14, 2005, the Company completed all of the transactions contemplated under the Acquisition described in
                  Note 1 and:

                      (i) issued 3,700,100 common shares of its capital stock to acquire 724 BC and 233,338 common shares in respect of a finder's fee;

                     (ii) completed a non-brokered private placement and issued 4,375,000 units, for total gross proceeds of $875,000. Each unit comprise one common share of the Company and one warrant, entitling the holder to purchase an additional common share at a price of $0.40 per share on or before September 14, 2007. As at August 31, 2005, the Company had received $628,000 on account of the private placement;

                    (iii) issued an aggregate of 1,900,000 Centrasia Units and 100,000 common shares of the Company on settlement of the 724 BC Indebtedness, and paid $18,125 of accrued interest on the 724 BC Indebtedness in cash; and

                     (iv) issued 200,000 common shares of its capital stock to Marsa under its assumption of 724 BC's share issuance obligations pursuant to the Marsa Option.

                  The Company also replaced its existing stock option plan with a new plan which allows the Company to grant a maximum number of 2,500,000 stock options. The Company then granted stock options to its employees, directors, officers and consultants to purchase 2,335,000 common shares of its capital stock at a price of $0.20 per share, expiring September 14, 2010.

         (b) On October 28, 2005, the Company completed a short form offering (the "Offering") of 3,076,923 units, at a price of $0.65 per unit, for $2.0 million gross proceeds. Each unit comprise one common share and one transferable warrant. Two warrants will entitle the holder to acquire an additional common share at a price of $0.78 per share for a period of 18 months.

                  The Company paid the agent a commission of $150,000, of which $20,939 was paid in cash and $129,061 was paid through the issuance of 198,556 units, a $7,500 administration fee and a corporate finance fee of 100,000 units. The Company also granted an option to the agent entitling it to acquire 307,692 units at a price of $0.72 per unit, for a period of 18 months. The units issued to the agent have the same term as the units issued under the Offering.

                             CENTRASIA MINING CORP.
                      (FORMERLY BARADERO RESOURCES LIMITED)
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2005


BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at October 29, 2005 and should be read in conjunction with the interim consolidated financial statements and the accompanying notes for the three months ended August 31, 2005 of Centrasia Mining Corp. (FORMERLY BARADERO RESOURCES LIMITED) (the "Company"). These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at WWW.SEDAR.COM .

COMPANY OVERVIEW

The Company was previously engaged in the acquisition, exploration, development and production of crude oil and natural gas reserves. In March 2004, the Company sold its remaining interests in its oil and gas properties. It subsequently participated in the drilling of an unsuccessful well in Alberta, Canada. On May 31, 2004, the Company abandoned its oil and gas subsidiary and no longer holds any oil and gas interest. During the 2005 fiscal year the Company focused its efforts on identifying and assessing new business opportunities in the resource industry.

On March 17, 2005, the Company entered into a letter agreement (the "Letter Agreement") with 0724000 B.C. Ltd. (FORMERLY CENTRASIA MINING CORP.) ("724 BC") and its shareholders (the "724 BC Shareholders"), pursuant to which the Company agreed to purchase all of the issued and outstanding common shares of 724 BC in exchange for common shares of the Company on a one-for-one basis (the "Acquisition"). The terms of the Letter Agreement were finalized by a share purchase agreement (the "Formal Agreement") dated July 25, 2005.

724 BC is a private British Columbia company. 724 BC's principal asset is an agreement (the "Marsa Option") to acquire all of the issued and outstanding share capital of Bulakashu Mining Company Ltd. ("BMC"), a Kyrgyz limited liability company, from Marsa Gold Corp. ("Marsa"), also a privately owned Kyrgyz company. The sole asset of BMC is a license permitting the exploration of the Bulakashu Gold Property, located in the north central area of the Kyrgyz Republic. In order to exercise the Marsa Option in full 724 BC must make cash payments totalling US$120,000 and issue 1,025,000 common shares to Marsa, as well as provide advances to BMC or incur exploration expenditures on the Bulakashu Gold Property of $200,000 and US$2,200,000 (collectively the
"Commitments"), on or before December 31, 2008. The Marsa Option provides for staged conversions of 724 BC's loans and advances to BMC into common shares of BMC at the end of each calendar year, beginning December 31, 2005. In the event 724 BC fails to meet any of its commitments or commits a material breach of the Marsa Option, Marsa has the right to require 724 BC to return any shares of BMC received and forgive the Commitments. The Company has agreed to assume the share obligations of 724 BC under the Marsa Option upon completion of the Acquisition.

The Company also agreed to purchase an aggregate of $400,000 principal of indebtedness and the accrued interest on the indebtedness owed by 724 BC to its creditors (collectively the "724 BC Indebtedness"), in which the Company will issue 1,900,000 units (the "Centrasia Units") to holders of $380,000 of principal, 100,000 common shares to holders of $20,000 of principal and repay the accrued interest in cash. Each Centrasia Unit will consist of one common share of the Company and one warrant. Each warrant will entitle the holder to purchase an additional common share at a price of $0.40 per share for a period of two years from the date of issuance.

On  September  14,  2005,  the  Company   completed  all  of  the   transactions
contemplated under the Acquisition, in which the Company:

     (i) issued 3,700,100 common shares of its capital stock to acquire 724 BC and 233,338 common shares in respect of a finder's fee;

    (ii) conducted a non-brokered private placement and issued 4,375,000 units, for total proceeds of $875,000. Each unit comprises one common share of the Company and one warrant, entitling the holder to purchase an additional common share at a price of $0.40 per share on or before September 14, 2007. As at August 31, 2005, the Company had received $628,000 on account of the private placement;

   (iii) issued an aggregate of 1,900,000 Centrasia Units and 100,000 common shares of the Company on settlement of $400,000 principal of the 724 BC Indebtedness and paid $18,125 of accrued interest on the 724 BC Indebtedness in cash; and

    (iv) issued 200,000 common shares of its capital stock to Marsa under its assumption of 724 BC's share issuance obligations pursuant to the Marsa Option.

The completion of the Acquisition and issuance of Company shares on purchase of the 724 BC Indebtedness resulted in the 724 BC Shareholders holding the majority of the combined Company's issued and outstanding common shares. Accordingly, the Acquisition will be treated as a reverse takeover and effective September 14, 2005, the financial statements will be treated for accounting purposes as a reverse takeover and the financial statements will represent a continuation of the legal subsidiary, 724 BC, not the Company, the legal parent.

The Company currently is a reporting issuer in British Columbia and Alberta. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "CTM" and on the OTCBB under the symbol "CTMHF". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

SELECTED FINANCIAL DATA

The financial information presented below discusses the activities of the Company prior to its completion of the Acquisition, which was completed on September 14, 2005. Effective September 14, 2005, the Acquisition will be treated as a reverse takeover and the financial statements will represent a continuation of the legal subsidiary, 724 BC, not the Company, the legal parent.

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian GAAP.

                                ----------  ----------------------------------------------  ----------------------------------
                                  FISCAL                        FISCAL                                    FISCAL
                                   2006                          2005                                      2004
                                ----------  ----------------------------------------------  ----------------------------------
                                  AUG. 31     MAY 31      FEB. 28     NOV. 30     AUG. 31     MAY 31      FEB. 29     NOV. 30
                                     $           $           $           $           $           $           $           $
                                ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------

OPERATIONS:

Oil and gas revenues                                 -           -           -           -      35,014      27,686      21,920
Net income (loss)                  (37,297)     34,234     (74,562)    (70,463)      2,049     199,353     (21,354)     (1,451)
Basic and diluted earnings
    (loss) per share                 (0.02)       0.02       (0.04)      (0.04)       0.00        0.10       (0.01)      (0.00)
Dividends per share                      -           -           -           -           -           -           -           -

BALANCE SHEET:

Working capital (deficiency)       384,482      20,536      79,904      56,409      96,456      96,135    (192,395)   (167,765)
Total assets                       611,432      86,194     103,798      96,723     133,509     137,713     139,205     140,756
Total long-term liabilities              -           -      90,072     123,000     123,000     127,548     102,548     102,548
                                ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------

RESULTS OF OPERATIONS

During the three months ended August 31, 2005 ("2005"), the Company recorded a loss of $37,297 ($0.02 per share) compared to an income of $2,049 ($0.00 per share) for the three months ended August 31, 2004 ("2004").

General and administrative expenses of $38,583 were reported in 2005, an increase of $21,437, from $17,146 in 2004. Specific expenses of note during 2005 and 2004 are as follows:

      i) during 2005, the Company incurred accounting, management and administrative fees of $24,100 (2004 - $15,000) provided by Chase Management Ltd. ("Chase"), a private company controlled by a director of the Company. The increase in 2005 was a result of increased accounting, regulatory filings and other services due to the Acquisition, related transactions, increased corporate activities and financings being conducted;

     ii) regulatory fees increased by $8,378 from $32 in 2004 to $8,410 in 2005 mainly due to the cost of foreign search fees requested by the TSX Venture Exchange for a director;

    iii)   audit fees increased by $2,625.

During 2005, the Company sold its remaining marketable securities for total proceeds of $4,900 (2004 - $9,367) recognizing a gain of $2,272 (2004 - $6,547).
During 2004, the Company recorded $14,918 for interest and other income, compared to $481 in 2005. In 2004, the Company received $14,268 from the recovery of amounts previously written off.

During 2005, the Company advanced a further $84,485 to BMC and incurred $96,750 for legal, professional and due diligence costs relating to the acquisition of 724 BC.

FINANCIAL CONDITION / CAPITAL RESOURCES

As at August 31, 2005, the Company has working capital of $384,482. On September 14, 2005, the Company completed a private placement of $875,000, of which $628,000 proceeds had been received by the Company as of August 31, 2005, and the remaining $247,000 proceeds received afterwards. On October 28, 2005, the Company completed a short form offering of 3,076,923 units, at a price of $0.65 per unit, for $2.0 million gross proceeds. The Company has sufficient funds to complete the Phase I and Phase 2 exploration work programs on the Bulakashu Property, estimated at approximately $1.0 million, and provide general working capital to the end of 2006. However, it may require additional funding to identify and acquire new mineral properties and conduct exploration activities, and or investigate new business opportunities. If needed, the Company would be required to conduct additional financings; however, there is no assurance that funding will be available on terms acceptable to the Company or at all.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

PROPOSED TRANSACTIONS

The Company has no proposed transactions

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the May 31, 2005 audited consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

There were no changes in accounting policies adopted by the Company during the three months ended August 31, 2005.

TRANSACTIONS WITH RELATED PARTIES

(a) During the three months ended August 31, 2005 the Company was charged a total of $22,100 for accounting, administration, management and consulting services provided by a company controlled by a director of the Company. As at August 31, 2005, $4,466 remained unpaid and is included in accounts payable and accrued liabilities.

(b) The Company has received ongoing advances from a private corporation owned by a director of the Company. Commencing December 31, 2004, the Company agreed to pay interest on the advances at an annual interest rate of Bank Montreal prime rate less 1%. Prior to December 1, 2004, no interest was charged on the advances. During the three months ended August 31, 2005 the Company repaid the $15,752 of advances and the $660 of accrued interest.

INVESTOR RELATIONS ACTIVITIES

The Company did not engage any outside consultants to provide investor relations activities during the three months ended August 31, 2005.

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares without par value. As at October 29, 2005, there were 16,022,940 issued and outstanding common shares, 307,692 agent's options, 2,335,000 stock options and 7,925,239 warrants outstanding and exercisable.

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Douglas Turnbull, the President and Chief Executive Officer of Centrasia Mining Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Centrasia Mining Corp., (the issuer) for the interim period ending August 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  October 31, 2005


/s/ DOUGLAS TURNBULL
-----------------------------------
Douglas Turnbull,
President & Chief Executive Officer

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Nick DeMare, a Director and the Chief Financial Officer of Centrasia Mining Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Centrasia Mining Corp., (the issuer) for the interim period ending August 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  October 31, 2005


/s/ NICK DEMARE
----------------------------------
Nick DeMare,
Director & Chief Financial Officer